Exhbit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
General Mills, Inc.:
We consent to the use of our report dated July 13, 2009, with respect to the consolidated balance sheets of General Mills, Inc. as of May 31, 2009 and May 25, 2008, and the related consolidated statements of earnings, stockholders’ equity and comprehensive income, cash flows, and the financial statement schedule for each of the years in the three-year period ended May 31, 2009, and the effectiveness of internal control over financial reporting as of May 31, 2009, incorporated herein by reference.
Our report refers to the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” on May 28, 2007.

/s/ KPMG LLP

Minneapolis, Minnesota December 18, 2009